Exhibit 1.2

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

China Unicom Announces 2002 Annual Results	2003-04-02

Financial Highlights:
Total operating revenue up 38.0% to RMB 40.58 billion
Revenue of cellular business up 48.9% to RMB 31.76 billion
Operating profit up 39.1% to RMB 7.32 billion
EBITDA up 37.4% to RMB 18.58 billion
EBITDA margin of 45.8%
Net profit up 2.5% to RMB 4.57 billion
Earnings per share up 2.5%, from RMB 0.355 in 2001 to RMB 0.364

Hong Kong, 2 April 2003 - China Unicom Limited (“China Unicom” or “the Company”) (HKSE: 0762, NYSE: CHU) announced today its annual results for the year ended 31 December 2002.

China Unicom achieved satisfactory operating results in 2002. Total operating revenue for the year reached RMB 40.58 billion, representing an increase of 38.0% from 2001, of which service revenue constituted RMB 38.33 billion, representing a 36.1% increase from 2001. Of the total operating revenue, revenue from the cellular business reached RMB 31.76 billion, up 48.9% from that in 2001, and its share of the total operating revenue increased from 72.5% in 2001 to 78.3% in 2002. Of the total cellular revenue, revenue from the GSM business was RMB 28.11 billion (representing 69.3% of total operating revenue), an increase of 31.8% from 2001; and revenue from the CDMA business was RMB 3.65 billion (representing 9.0% of total operating revenue). Revenue from the long distance, data and Internet businesses was RMB 5.58 billion, an increase of 68.6% from 2001, and their combined share of the total operating revenue was 13.7% in 2002. Revenue from the paging business was RMB 3.24 billion, and its share of the total operating revenue was 8.0% in 2002.

Operating profit in 2002 was RMB 7.32 billion, an increase of 39.1% from 2001. Operating profit from the cellular business was RMB 6.65 billion. Operating profit from the long distance, data and Internet businesses was RMB 1.40 billion. In 2002, EBITDA rose 37.4% to RMB 18.58 billion and the EBITDA margin was 45.8%. Net profit rose 2.5% to RMB 4.57 billion in 2002. Earnings per share rose 2.5% from RMB 0.355 in 2001 to RMB 0.364 in 2002.

Since the incorporation of China Unicom three years ago, the various major businesses of China Unicom have achieved high growth and generated sound operating results. The Board of Directors hereby recommends a final dividend in the amount of RMB 0.10 per share for 2002.

Cellular Business

As of 31 December 2002, the Company had a total of 43.114 million cellular subscribers, an increase of 59.5% or 16.081 million from the end of 2001. The share of the cellular subscribers market in China Unicom’s service areas increased from 28.5% in 2001 to 32.6% in 2002, and the share of the new subscriber additions market reached 43.6% in 2002.

As of 31 December 2002, GSM cellular subscribers reached 38.623 million, an increase of 42.9% or 11.590 million from the end of 2001. Total usage volume of GSM cellular business in 2002 was 61.85 billion minutes, up 61.4% compared with 2001. The usage volume of SMS reached 6.8 billion messages, more than 6.5 times that of 2001. The average minutes of usage per user per month (MOU) for GSM subscribers was 155.8 minutes and the average revenue per user per month (ARPU) for GSM subscribers was RMB 69.0.

As of 31 December 2002, CDMA cellular subscribers reached 4.491 million. The total MOU of CDMA subscribers for the year of 2002 was 5.9 billion minutes. The MOU for CDMA subscribers was 315.5 minutes and ARPU for CDMA subscribers was RMB 172.3.

Long Distance, Data and Internet Businesses

China Unicom’s long distance, data and Internet networks have basic national coverage within the mainland China, and their transmission capabilities were further enhanced during 2002. Outgoing PSTN and IP long-distance telephony calls reached 13.25 billion minutes in 2002, up 106.7% from 2001, representing an increase in market share from 7.7% in 2001 to 11.6% in 2002. Incoming international long distance calls reached 1.47 billion minutes, up 19.5% from 2001.

Paging Business

The accelerating pace of cellular substitution resulted in a decrease in the paging subscriber base of China Unicom, from 32.907 million subscribers at the end of 2001 to 17.682 million subscribers as of 31 December 2002. Nevertheless, China Unicom maintained its dominant position in the paging market.

Network Infrastructure

China Unicom’s fiber optic transmission network further expanded in scale and coverage, covering 330 cities and regions in the mainland China. As of 31 December 2002, China Unicom’s network has reached a total length of 486,000 km, representing an increase of 45.9% from 2001. Of the entire network, the fiber optic backbone transmission network reached a total length of 110,000 km, up 41.0% from 2001.

The Acquired Cellular Businesses of 9 provinces and 21 provinces (on a combined pro forma basis)

The cellular businesses of the additional nine provinces, municipalities and autonomous regions acquired by China Unicom performed well in 2002. As of 31 December 2002, annual operating revenue from these businesses totaled RMB 11.70 billion, representing an increase of 69.3% from the previous year. Net profit rose 92.7% to RMB 620 million in 2002. Cellular subscribers in these additional provinces, municipalities and autonomous regions totaled 16.596 million, 14.843 million of whom were GSM subscribers (up by 55.2% or 5.280 million in 2002 from 9.563 million at the end of 2001) and 1.753 million of whom were CDMA subscribers. The market share in terms of cellular subscribers in these additional provinces, municipalities and autonomous regions increased from 29.7% in 2001 to 34.4% in 2002, and the market share in terms of new subscriber additions reached 44.0% in 2002.

As of 31 December 2002, on a combined basis, China Unicom’s GSM subscribers in 21 provinces, municipalities and autonomous regions totaled 53.465 million, an increase of 16.869 million, or 46.1%, from combined pro forma 36.596 million at the end of 2001, and its CDMA subscribers totaled 6.245 million. China Unicom’s share of the cellular subscriber market in these areas was 33.1% in 2002, and its share of new subscriber additions was 43.7%. The combined pro forma net profit was RMB 4.99 billion.

Facing further opening up of the telecommunications industry in China and intensifying market competition, Mr. Yang Xian Zu, Chairman and Chief Executive Officer of China Unicom said, “During 2003, the Company will seek to create a favorable external environment and will adhere to its prevailing development strategies - Establishing New Mechanisms, Constructing Additional Networks, Adopting Advance Technologies, Realizing High Growth; and Developing Integrated Businesses - in an effort to expedite the coordinated development of the Company’s various businesses. The Company aims to achieve breakthroughs in the Eastern provinces of the PRC by nurturing certain provincial, city and regional branches to achieve high revenue growth and high profitability. The Company will also seek to increase its market share of operating revenue and profit, and maintain growth in revenue and profit.”

Mr. Yang further added, “The Company will maintain its strategy of coordinated development of the GSM and CDMA cellular businesses in 2003 so that the two businesses will supplement and complement each other in the areas of market position, resource allocation and marketing, and will grow together in terms of subscriber base, revenue and profit. The Company will aim to generate a profit from the CDMA business by: implementing a complete network upgrade to CDMA 1X technology, optimizing network quality, improving network coverage, promoting product value chains, widening the scope of cooperation between service and content providers, focusing on the introduction of value-added services based on the CDMA 1X platform under the “U-max” brand, capturing market share through its advantages in technology, products and value-added services, and turning the development of value-added services into a new source of revenue for the Company. The Company will also aim to maintain steady growth in revenue and profit from the GSM business by: adhering to the principles of “enhancement, optimization, searching for new opportunities and increasing efficiency,” making appropriate investments to improve the network, improving network optimization, fully developing the potential of the network, increasing network quality and expediting the development of new businesses.”

With regard to the progress of China Unicom’s acquisition of cellular businesses of the ten unlisted provincial branches, Mr. Yang said, “When appropriate, the Company will acquire the GSM cellular assets and cellular businesses of the ten unlisted provincial branches from Unicom Group, in order to establish a nationwide cellular network and enhance its development potential.”

The Company would like to caution readers about the forward-looking nature of some of the statements in this press release.  These forward-looking statements are subject to various risks and uncertainties, including future changes in our competitive and regulatory environment, future growth rates of the Chinese economy and its telecommunications industry, changes in telecommunications-related technologies and applications and other factors that will affect the execution of our business plans and strategies.